UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2022

COLABS INT’L, CORP.

(Exact name of issuer as specified in its charter)

Nevada	26-3233192
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

18593 Main St, Huntington Beach, CA	92648
(Address of principal executive offices)	(ZIP Code)

(888) 878-5536

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

2

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing at the end of this Semiannual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, and as may be updated from time to time by our future filings under Regulation A. The accompanying balance sheets and the related statements of operations, shareholders’ equity and cash flows as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 are unaudited and have not been reviewed by external auditors.

Corporate Structure

CoLabs Int’l, Corp. (the “Company,” “CoLabs,” “we,” “our,” and “us”) was incorporated on August 5, 2008 under the laws of the State of Nevada as an OTC pharmaceutical company with multi-market applications for our revolutionary targeted epidermal-drug delivery system which is identified as: QuantaSphere® Technology (QS®).

We currently hold 28 issued patents and have an additional 16patent applications pending.

Overview

Our technology places OTC drugs, pharmaceuticals, chemicals, and agrochemicals into micro-sized, electrostatically charged encapsulates as well as into other types of micro-encapsulates. These encapsulates are then suspended in uniquely designed formulations. This formulation of a highly advanced micro-technology can: target the delivery of topically applied drugs; limit unwanted absorption of chemicals, drugs, and cosmetics through the skin; and provide a designed release of active ingredients with a prescribed depth of skin penetration.

We have already developed commercially unique and innovative targeted skin delivery systems for topical pharmacology. Our technology limits unwanted side effects that can occur as a result of absorption through the skin. The penetration of chemicals through the skin can have serious impact on the body’s organs and systems. Our current applications include anti-bacterial/viral sanitizers/soaps, sunscreens, pest-repellents, and healing cosmetic lotions. For consumers, we provide elegant skin delivery of topically applied drugs and cosmetics. This combined end purpose is the unique foundation of our technology.

Operating Results

Results of Operations for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Refer to our Statements of Operations in our financial statements.

Revenue

Our revenue increased 63% to $70,000 during the six months ended June 30, 2022, compared to $43,000 during the six months ended June 30, 2021. The increase in revenue was due to the post-COVID-19 opening of certain Asian markets and increased efforts in expanding the Klenskin product line on the internet.

Cost of Revenue

Cost of revenue primarily represents our material cost for manufacturing our products and changes in inventory reserves for slow-moving or potentially obsolete products. Our cost of revenue decreased by $68,000 to $28,000 for the six months ended June 30, 2022, compared to $96,000 for the six months ended June 30, 2021. Our gross margin was 60% and a negative 123% for the six months ended June 30, 2022 and 2021, respectively, with the increase in gross margin resulting from the change in product mix sold and changes in our inventory reserves.

3

Operating Expenses

Operating expenses include selling, general and administrative expenses, and research and development costs.

Our selling, general and administrative expenses increased approximately $5,112,000 to $5,622,000 during the six months ended June 30, 2022, compared to $510,000 during the six months ended June 30, 2021. The increase in selling, general and administrative expenses was from increased stock-based compensation of $5,212,000, offset by approximately $100,000 of decreased expenses from routine changes in our selling, general and administrative expenses accounts to support our operations.

Research and development costs include employee, rent, advisors, consultants, and product design and development activity. Research and development expenses increased $119,000 to $194,000 during the six months June 30, 2022, compared to $75,000 during the six months ended June 30, 2021. The increase in research and development costs were due to an increase in new product testing and an increase in employee compensation and benefit expense, as compared to the prior year period.

Loss from Operations

Loss from operations increased $5,136,000 to $5,774,000 for the six months ended June 30, 2022, compared to $638,000 for the six months ended June 30, 2021. The increase in operating loss was due to our increased gross profit, offset by stock based compensation expense, and increased operating costs, as discussed above.

Interest Expense

Interest expense was $1,000 for the six months ended June 30, 2022, compared to $1,000 for the six months ended June 30, 2021.

Net Loss

Net loss increased $5,136,000 to $5,775,000 during the six months ended June 30, 2022, compared to $639,000 for the six months ended June 30, 2021. The increase in operating loss was due to our increased gross profit, offset by stock based compensation expense and increased operating costs, as discussed above.

Liquidity and Capital Resources

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, generation of sales revenue, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, during the six months ended June 30, 2022, we incurred a net loss of $5,775,000; used cash in operations of $516,000; and had a stockholders’ deficit of $24,000 as of June 30, 2022. These factors raise substantial doubt about our ability to continue as a going concern as a biotechnology company within one year after the date that the financial statements are issued without a further influx of equity capital, growth of sales, or issuance of debt, or a combination of these capital inflows. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

In addition, our independent registered public accounting firm, in its report on our December 31, 2021 financial statements, has raised substantial doubt about our ability to continue as a going concern.

At June 30, 2022, we had cash on hand of $53,000. During the six months ended June 30, 2022, we received $492,000 through the sales of our common stock, and $34,000 from the exercise of stock options. Our ability to continue as a going concern is and has been dependent on our ability to execute our strategy and raise additional funds and expand revenue from sales. Management is currently seeking additional operating funds, primarily through the issuance of equity securities to expand marketing and overall business development. No assurance can be given that any future financing will be successful, or the funding will be adequate to achieve our goals. Even if we can obtain additional financing, it may place restrictions on management. Substantial dilution for stockholders may occur from the structuring of either equity or debt financing.

4

Sources of Operating Revenues and Cash Flows

Refer to our Statements of Cash Flows in our financial statements and Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Cash Flows from Operating Assets

For the six months ended June 30, 2022 and 2021, net cash used in operating activities was $516,000 and $589,000, respectively. During the six months ended June 30, 2022, we incurred a net loss of $5,750,000, which included $5,212,000 of non-cash stock based compensation expense, compared to a net loss of $639,000 and $62,000 of non-cash stock based compensation expense during the six months ended June 30, 2021.

Cash Flows from Financing Activities

For the six months ended June 30, 2022 and 2021, net cash provided by financing activities was $501,000 and $363,000, respectively. For the six months ended June 30, 2022, we received proceeds of $492,000 from the sale of common stock; $34,000 from the exercise of stock options; and we paid $25,000 for deferred offering costs. For the six months ended June 30, 2021, we received proceeds of $314,000 from the sale of common stock, and we received proceeds from an SBA loan of $49,000.

Outlook and Recent Trends

We have been developing our pipeline of advanced encapsulated products extending our reach into mineral based sunscreens, pest repellents, and herbicides. These market segments are growing despite the inflationary pressures on the economy and weakness in the equity markets. The growth in these sectors is due to demand for more efficient protection against the damages of UV exposure, threats of vector borne disease to both humans and animals, and the toxicity of agrichemicals for both humans and the environment. Our products address these issues with natural solutions combined with a better, more efficient, targeted, delivery system. We are a leader with our Quantasphere technology in meeting the demands for safer, more natural, and environmentally sustainable products. We are engaged in multiple negotiations for the potential licensing of our technology and formulations; however there can be no assurance that such negotiations will result in any licensing agreements or arrangements.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 7 in the accompanying financial statements below.

Recent Developments

We have recently expanded our technology and pipeline with the acquisition of a highly advanced transdermal delivery system for pharmaceuticals, chemicals and over the counter treatments. We plan to develop this technology with additional applications including encapsulating ingredients for advanced use coatings.

5

ITEM 2. OTHER INFORMATION

We sold 389,000 shares of our common stock pursuant to an offering under Rule 506(c) of Regulation D at a price of $2.75 per share, resulting in gross proceeds of $1,072,750. No sales were made on the part of any person who at the time of sale was or will be a director, officer, promoter, or principal securityholder of us.

On July 11, 2022, we hired William Cohen as our Chief Financial Officer.

On July 11, 2022, Laura Cohen resigned from the office of President. Lisa LeBlanc was appointed as the new President. Laura Cohen retains the office of Chief Executive Officer.

6

ITEM 3. FINANCIAL STATEMENTS

COLABS INT’L, CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

F-1

COLABS INT’L, CORP.

CONDENSED BALANCE SHEETS

(Amounts rounded to nearest thousands, except share amounts)

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash	$53,000	$68,000
Accounts receivable	1,000	1,000
Accounts receivable – related party	3,000	-
Inventory, net of reserves of $41,000, and $62,000, respectively	11,000	8,000
Prepaid and other current assets	-	5,000
Total current assets	68,000	82,000

Right of use asset	4,000	8,000

Other assets:
Deferred offering costs	25,000	-
Other assets	2,000	2,000
Total assets	$99,000	$92,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$61,000	$39,000
Deferred revenue	41,000	14,000
Lease liability, current portion	4,000	9,000
Loans payable, current portion	3,000	3,000
Total current liabilities	109,000	65,000

Loans payable, net of current portion	39,000	39,000
Total liabilities	148,000	104,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, $.001 par value; 50,000,000 shares authorized; 31,889,500 and 31,747,500 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	32,000	32,000
Additional paid-in capital	16,707,000	11,160,000
Common stock issuable (395,440 and 269,106 common shares)	461,000	270,000
Accumulated deficit	(17,249,000)	(11,474,000)
Total stockholders’ equity (deficit)	(49,000)	(12,000)
Total liabilities and stockholders’ equity (deficit)	$99,000	$92,000

The accompanying notes are an integral part of these financial statements.

F-2

COLABS INT’L, CORP.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited)

(Amounts rounded to nearest thousands, except share and per share amounts)

	Six Months Ended June 30,
	2022	2021
	(unaudited)	(Unaudited)

Revenue (1)	$70,000	$43,000
Cost of revenue	28,000	96,000
Gross profit (loss)	42,000	(53,000)
Operating expenses:
Selling, general and administrative expenses	5,622,000	510,000
Research and development	194,000	75,000
Total operating expenses	5,816,000	585,000

Loss from operations	(5,774,000)	(638,000)

Interest expense	(1,000)	(1,000)
Net loss	$(5,775,000)	$(639,000)

Net loss per common share – basic and diluted	$(0.18)	$(0.02)

Weighted average common shares outstanding – basic and diluted	31,859,798	31,570,994

(1) Sales to related party	$6,000	$13,000

The accompanying notes are an integral part of these financial statements.

F-3

COLABS INT’L, CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

(Amounts rounded to nearest thousands, except share amounts)

	Common Stock		Common Shares		Additional		Total Stockholders’
	$.001 Par		Issuable		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2021	31,747,500	$32,000	269,106	$270,000	$11,160,000	$(11,474,000)	$(12,000)

Vesting of stock options	-	-	-	-	5,154,000	-	5,154,000

Common shares issued for services	21,000	-	-	-	58,000	-	58,000

Common shares issued for cash	121,000	-	57,000	157,000	335,000		492,000

Common shares issued on exercise of stock options	-	-	69,334	34,000	-		34,000

Net loss						(5,750,000)	(5,750,000)
June 30, 2022 (unaudited)	31,889,500	$32,000	395,440	$461,000	$16,707,000	$(17,224,000)	$(24,000)

	Common Stock		Common Shares		Additional		Total Stockholders’
	$.001 Par		Issuable		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2020	31,390,000	$31,000	-	$-	$10,444,000	$(10,317,000)	$158,000

Common shares issued for cash	210,000	1,000	-	-	313,000		314,000

Net loss						(639,000)	(639,000)
June 30, 2021 (unaudited)	31,600,000	$32,000	-	$-	$10,757,000	$(10,956,000)	$(167,000)

The accompanying notes are an integral part of these financial statements.

F-4

COLABS INT’L, CORP.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited)

(Amounts rounded to nearest thousands, except share amounts)

	Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(5,750,000)	$(639,000)
Adjustments to reconcile net loss to cash used in operating activities:
Vesting of stock options	5,154,000	-
Common shares issued for services	58,000	-
Change in inventory reserve	(21,000)	62,000
Change in right of use asset	4,000	16,000
Change in lease liability	(5,000)	(17,000)
Change in operating assets and liabilities:
Accounts receivable	-	2,000
Accounts receivable – related party	(3,000)	(1,000)
Inventory	18,000	(11,000)
Prepaids and other current assets	5,000	-
Accounts payable and accrued expenses	(3,000)	(1,000)
Deferred revenue	27,000	-
Net cash used in operating activities	(516,000)	(589,000)
Cash flows from financing activities:
Proceeds from the sale of common shares	492,000	314,000
Proceeds from the exercise of stock options	34,000	-
Deferred offering costs	(25,000)	-
Proceeds from loans payable	-	49,000
Net cash provided by financing activities	501,000	363,000

Net decrease	(15,000)	(226,000)
Balance at the beginning of the period	68,000	230,000
Balance at the end of the period	$53,000	$4,000

Supplemental non-cash disclosure:
Recognition of right-of-use asset and operating lease liability upon execution of new operating lease	$-	$17,000

The accompanying notes are an integral part of these financial statements.

F-5

COLABS INT’L, CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited)

(Amounts rounded to nearest thousands, except share amounts)

1.	Operations and Liquidity

CoLabs Int’l, Corp. (the “Company,” “CoLabs”) was incorporated on August 5, 2008 under the laws of the State of Nevada as an OTC pharmaceutical company with multi-market applications for its targeted epidermal-drug delivery system which is identified as: QuantaSphere® Technology (QS®).

The Company has 28 issued patents and have an additional 16 patent applications pending.

The Company places OTC drugs, pharmaceuticals, chemicals, and agrochemicals into micro-sized, electrostatically charged encapsulates as well as into other types of micro-encapsulates. These encapsulates are then suspended in uniquely designed formulations. This formulation of a highly advanced micro-technology can: target the delivery of topically applied drugs; limit unwanted absorption of chemicals, drugs, and cosmetics through the skin; and provide a designed release of active ingredients with a prescribed depth of skin penetration.

The Company has developed commercially unique and innovative targeted skin delivery systems for topical pharmacology. The Company’s technology limits unwanted side effects that can occur as a result of absorption through the skin. The penetration of chemicals through the skin can have serious impact on the body’s organs and systems. The Company’s current applications include anti-bacterial/viral sanitizers/soaps, sunscreens, pest-repellents, and healing cosmetic lotions. For consumers, it provides elegant skin delivery of topically applied drugs and cosmetics. This combined end purpose is the unique foundation of the Company’s technology.

The Company amended its Articles of Incorporation on January 12, 2021 to increase its authorized shares of common stock to 50,000,000.

On December 1, 2021, the Company effected a 2 for 1 split of its outstanding shares of common stock. All shares and per share amounts and information presented herein have been retroactively adjusted to reflect the stock split for all periods presented.

Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. We believe that the disclosures contained in these condensed financial statements are adequate to make the information presented herein not misleading. For further information, refer to the financial statements and the notes thereto included in the Company’s Annual Report.

The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2022.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic has significantly impacted the Company’s operating results. Due to COVID-19, the Company experienced reduced demand for its products in its domestic and international markets. Marketing programs planned for 2020 were curtailed by the lockdowns related to the epidemic. These included: AVP Beach Volleyball, NASCAR and golf tournaments events were all cancelled and/or postponed until 2021. In many locations, beaches and outdoor activities were also restricted which again limited sunscreen sales. Since the company has only limited online presence, which is directly related to sport event marketing, sales were seriously affected.

F-6

The Company is however, recently experiencing an improving trend in customer orders from both its domestic and international markets. As lockdowns are gradually lifted, more outdoor activities are allowed resulting in increasing sales. In the future, the pandemic may cause reduced demand for the Company’s products. Should the pandemic result in a recessionary economic environment, consumers who purchase the Company’s products will be negatively affected. The Company has not observed any material impairments of its assets or a significant change in the fair value of its assets due to the COVID-19 pandemic.

The Company’s ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on its ability to protect its employees and its supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect its employees. However, the uncertainty resulting from the COVID-19 pandemic could result in an unforeseen disruption to its workforce and supply chain (for example, an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact operations.

Going Concern

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, the generation of sales revenue, the realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, during the six months ended June 30, 2022, the Company incurred a net loss of $5,775,000; used net cash in operating activities of $516,000; and had a stockholders’ deficit of $49,000 on June 30, 2022. These factors raise substantial doubt about the Company’s ability to continue as a going concern as a biotechnology company within one year after the date that the financial statements are issued without a further influx of equity capital, growth of sales or issuance of debt or a combination of these capital inflows. The Company’s independent registered public accounting firm, in its report on the Company’s financial statements for the year ended December 31, 2021, has also expressed substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At June 30, 2022, the Company had cash on hand of $53,000. During the six months ended June 30, 2022, the Company received proceeds of $492,000 from the sales of its common stock, and $34,000 of proceeds from the exercise of stock options. The ability of the Company to continue as a going concern is and has been dependent on the Company’s ability to execute its strategy and in its ability to raise additional funds and expand revenue from sales. Management is currently seeking additional operating funds, primarily through the issuance of equity securities to expand its marketing and overall business development. No assurance can be given that any future financing will be successful or, the funding will be adequate for the Company to achieve its goals. Even if the Company can obtain additional financing, it may place restrictions on management. Substantial dilution for stockholders may occur from the structuring of either equity or debt financing.

2.	Summary of Significant Accounting Policies

Revenue Recognition

The Company products are sold under the brand name KLĒNSKIN®, which consists of distinct sunscreen products titled SPF 30 Shampoo, Face and Body Wash, SunBar SPF 20 Bar Soap, Broad Spectrum SPF 50 Lotion, and a hand sanitizer and insect repellant. The products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them. Contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. The Company does offer a general right of return, but historically the return rates have been insignificant.

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. This standard provides authoritative guidance clarifying the principles for recognizing revenue and developing a common revenue standard for U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services.

F-7

Under this guidance, revenue is recognized when control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company reviews its sales transactions to identify contractual rights, performance obligations, and transaction prices, including the allocation of prices to separate performance obligations, if applicable. Revenue and costs of sales are recognized once products are delivered to the customer’s control and performance obligations are satisfied.

Revenue Concentrations

The Company performs a regular review of customer activity and associated credit risks and does not require collateral or other arrangements.

During the six months ended June 30, 2022 and 2021, sales to Advanced Dermatology Care Center, a dermatology practice owned by Dr. Laura Cohen, the Company’s Chief Executive Officer, accounted for 9% and 31% of Company’s revenue, respectively. No other customers accounted for more than 10% of our revenues during the six months ended June 30, 2022 and 2021.

Stock-Based Compensation

The Company periodically issues stock options to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for such grants issued and vesting based on ASC 718, Compensation-Stock Compensation whereby the value of the award is measured on the date of grant and recognized for employees as compensation expense on the straight-line basis over the vesting period. The Company recognizes the fair value of stock-based compensation within its Statements of Operations with classification depending on the nature of the services rendered.

The fair value of each option or warrant grant is estimated using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the consumer product industry with characteristics similar to the Company. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero, based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the six months ended June 30, 2022 and 2021, shares of the Company’s common stock were not publicly traded. As such, during the period, the Company estimated the fair value of common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which the Company sold its common stock to third parties in arms’ length transactions, the rights and preferences of securities senior to the Company’s common stock at the time, and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in different fair values of stock options at each valuation date, as applicable.

F-8

Fair Value Measurements

The Company uses various inputs in determining the fair value of its investments and measures these assets on a recurring basis. Financial assets recorded at fair value in the balance sheets are categorized by the level of objectivity associated with the inputs used to measure their fair value. Authoritative guidance provided by ASC Topic 820 - Fair Value Measurements and Disclosure defines the following levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these financial assets:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3—Unobservable inputs based on the Company’s assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort. At June 30, 2022 and December 31, 2021, the carrying amounts of financial assets and liabilities, such as cash, accounts receivable, inventory, other assets, and accounts payable and accrued expenses approximate their fair values due to their short-term nature. The carrying values of notes payable approximate their fair values due to the fact that the interest rates on these obligations are based on prevailing market interest rates.

Basic and Diluted Net Loss per Common Share

Basic net loss per share is computed by using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed giving effect to all dilutive potential shares of common stock that were outstanding during the period. Dilutive potential shares of common stock consist of incremental shares of common stock issuable upon exercise of stock options. No dilutive potential shares of common stock were included in the computation of diluted net loss per share because their impact was anti-dilutive. As of June 30, 2022 and 2021, the Company had total outstanding options of 13,651,560 and 11,300,000, respectively, which were excluded from the computation of net loss per share because they are anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Those estimates and assumptions include estimates for reserves of uncollectible accounts, reserves for inventory obsolescence, analysis of impairments of long-lived assets, accruals for potential liabilities, and valuation of deferred tax assets. Actual results could differ from those estimates.

Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, and underwriters’ fees incurred related to equity financings. These deferred offering costs are deferred and then charged against the gross proceeds received once the equity financing occurs or are charged to expense if the financing does not occur.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses for the six months ended June 30, 2022 and 2021 were $194,000 and $46,000, respectively.

Advertising Costs

Advertising costs are charged to operations as part of selling, general and administrative expenses at the time the costs are incurred. Advertising costs for the six months ended June 30, 2022 and 2021 were $136,000 and $112,000, respectively.

F-9

Patent and Licensing Legal and Filing Fees and Costs

Due to the significant uncertainty associated with the successful development of one or more commercially viable products based on the Company’s research efforts and related patent applications, all patent and licensing legal and filing fees and costs related to the development and protection of its intellectual property are charged to operations as incurred. Patent and licensing legal and filing fees and costs were $11,000 and $4,000 for the years ended December 31, 2021 and 2020, respectively. Patent and licensing legal and filing fees and costs are included in general and administrative costs in the Company’s statements of operations.

Concentration of Credit Risk

The Company maintains the majority of its cash balances with one financial institution in the form of demand deposits. During the six months ended June 30, 2022, the Company had cash deposits that exceeded the federally insured limit of $250,000. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the financial institution.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed on a first-in, first-out basis. The Company’s inventories consist almost entirely of finished goods as of June 30, 2022 and December 31, 2021.

The Company provides inventory reserves based on excess and obsolete inventories determined primarily by future demand forecasts. The write down amount is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. At June 30, 2022 and December 31, 2021, the Company recorded a reserve of $41,000 and $62,000, respectively, for excess and obsolete inventory.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASC 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have any impact on the Company’s financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s financial statement presentation or disclosures.

F-10

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination as if it had originated the contracts. This is a shift from existing guidance, which required the acquirer to recognize contract assets and contract liabilities at their fair value as of the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the guidance provided by ASU 2021-08 prospectively to business combinations occurring on or after January 1, 2023. Early adoption of ASU 2021-08 is permitted, including adoption in an interim period. An entity that early adopts the guidance in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The adoption of ASU 2021-08 is not expected to have any impact on the Company’s financial statement presentation or disclosure.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3.	Lease Payable

The Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company leases its headquarters office, and certain office equipment and automobiles. Leases with an initial term of 12 months or less are not included on the balance sheets.

During the year ended December 31, 2021, the Company entered an office lease in Sarasota, Florida, for its research and development activities. The Sarasota lease is for a 24 month lease expiring on November 30, 2022, with an initial monthly payment of $797. The Company also leases its corporate administrative office and warehouse facility located in Huntington Beach, California, on a month-to-month basis. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Rent expense is recognized on a straight-line basis over the lease term.

During the six months ended June 30, 2022 and 2021, lease costs totaled $4,000 and $16,000, respectively.

During the six months ended June 30, 2022, the Company recorded a reduction of ROU assets of $4,000 related to its leases, resulting in an ROU asset balance of $4,000 as of June 30, 2022.

As of December 31, 2021, lease liabilities totaled $9,000. During the six months ended June 30, 2022, the Company made payments of $5,000 towards its operating lease liability. As of June 30, 2022, operating lease liabilities totaled $4,000.

As of June 30, 2022, the weighted average remaining lease terms for an operating lease are 0.42 years. As of June 30, 2022, the weighted average discount rate for operating lease is 10.00%.

Future minimum lease payments under the leases are as follows (in thousands):

Years Ending December 31,	Amounts
2022 (remaining)	$4,000
Total payments	4,000
Less: Amount representing interest	-
Present value of net minimum lease payments	4,000
Less: Current portion	(4,000)
Non-current portion	$-

F-11

4.	Loans Payable

The table below displays the Company’s notes payable balances as of June 30, 2022 and December 31, 2021, respectively.

	June 30, 2022	December 31, 2021
Economic Injury Disaster Loan (EIDL)	$42,000	$42,000
Less: Short Term Balance	(3,000)	(3,000)
Long Term Balance	$39,000	$39,000

On June 2, 2020, the Company obtained an Economic Injury Disaster Loan in the amount of $42,000, pursuant to the Small Business Administration (SBA) authorized (under Section 7(b)) of the Small Business Act, as amended. Interest on the loan is at the rate of 3.75% per year, and all loan payments are deferred for 12 months, at which time monthly installment payments are payable over 30 years from the date of the promissory note. The promissory note is secured by all the assets of the Company. The Company will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by COVID-19. At June 30, 2022, the balance on the loan was $42,000, of which $3,000 were reflected as the current portion of note payable.

5.	Stockholders’ Equity

Private Offerings

During the six months ended June 30, 2022, the Company received aggregate proceeds of $492,000 from the sale of 178,000 shares of common stock. As of June 30, 2022, 57,000 shares of common stock with proceeds of $157,000, were unissued, and recorded as a component of common shares issuable on the balance sheet at June 30, 2022.

During the six months ended June 30, 2021, the Company received aggregate proceeds of $314,000 from the sale of 210,000 shares of common stock.

Shares Issued for Services

During the six months ended June 30, 2022, the Company issued 21,000 shares of common stock with a fair value of $58,000 for services.

Stock Options

A summary of the stock options for the six months ended June 30, 2022 is as follows:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding, December 31, 2021	11,090,894	$0.56
Options issued	2,630,000	2.23
Options exercised	(69,334)	0.50
Options expired or forfeited	-	-
Balance outstanding, June 30, 2022	13,651,560	$0.88
Balance exercisable, June 30, 2022	13,651,560	$0.88

F-12

Information relating to outstanding stock options at June 30, 2022, summarized by exercise price, is as follows:

	Outstanding			Exercisable
			Weighted		Weighted
			Average		Average
Exercise Price Per Share	Shares	Life (Years)	Exercise Price	Shares	Exercise Price
$0.50	9,441,560	7.75	$0.50	9,441,560	$0.50
$0.90	1,580,000	11.11	$0.90	1,580,000	$0.90
$1.50	1,100,000	5.00	$1.50	1,100,000	$1.50
$2.75	1,530,000	5.00	$2.75	1,530,000	$2.75
	13,651,560	7.61	$0.88	13,651,560	$0.88

During the six months ended June 30, 2022, the Company received proceeds of $34,000 on the exercise of 69,334 stock options. As the shares of common stock from the exercise of stock options were not issued at June 30, 2022, the Company reclassified the common stock as a component of common stock issuable on the balance sheet.

During the six months ended June 30, 2022, the Company granted its employees, officers, directors, and select contractors, aggregate options to purchase 2,630,000 shares of common stock, at a weighted average exercise price of $2.23 per share of common stock, with immediate vesting at date of grant, and an expiration period of five years. The total fair value of these options at grant date was approximately $5,154,000, which was determined using a Black-Scholes-Merton option pricing model with the following weighted average assumptions: fair value of our stock price of $2.75 per share, based on the Company’s current private offering price, the expected term of three years, volatility of 110%, dividend rate of 0%, and risk-free interest rate of 2.99%.

As of June 30, 2022, the Company had no outstanding unvested options with future compensation costs. As of June 30, 2022 and December 31, 2021, both the outstanding options and exercisable options had an intrinsic value of approximately $25,541,510 and $24,793,000, respectively.

6.	Related Party

During the six months ended June 30, 2022 and 2021, sales to Advanced Dermatology Care Center, a dermatology practice owned by Dr. Laura Cohen, the Company’s Chief Executive Officer, accounted for 9% and 31% of Company’s revenue, respectively. At June 30, 2022, the Company was owed $3,000 from Advanced Dermatology Care Center related to product sales.

7.	Subsequent Events

The Company has evaluated subsequent events occurring from July 1, 2022, through October 7, 2022, the date the financial statements were issued.

Subsequent to June 30, 2022, the Company received aggregate proceeds of $193,000 from the sale of 70,000 shares of common stock at $2.75 per share.

Subsequent to June 30, 2022, the Company received proceeds of $1,200 on the exercise of 2,400 stock options.

Subsequent to June 30, 2022, the Company was committed to pay an additional $125,000 under a sponsorship agreement.

F-13

ITEM 4. EXHIBITS

Exhibit Number	Description	Form	Exhibit	Filing Date	Filed Herewith
1.1	Articles of Incorporation of the Company, dated August 5, 2008	1-A	2.1	04/30/2021
3.1	Amended Articles of Incorporation, dated April 27, 2012	1-A	2.2	04/30/2021
3.2	Amended Articles of Incorporated, dated January 12, 2021	1-A	2.3	04/30/2021
2.4	Amended and Restated Bylaws of the Company	1-A	2.4	04/30/2021
4.1	Form of Subscription Agreement	1-A	4.1	04/30/2021

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CoLabs Int’l, Corp.
a Nevada corporation

/s/ Laura Cohen
By:	Laura Cohen, Chief Executive Officer
Date:	October 7, 2022

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Laura Cohen
By:	Laura Cohen
Its:	Chief Executive Officer (Principal Executive Officer)
Date:	October 7, 2022

/s/ William Cohen
By:	William Cohen
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date:	October 7, 2022

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